Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954
Date: October 19, 2020

Announcement Regarding the Merger

On October 16, 2020, TOTVS S.A., a Brazilian corporation (“TOTVS”), filed with the Brazilian Exchange Commission (“CVM”) the minutes of the meeting of its board of directors held on October 7, 2020. An English translation of the minutes of TOTVS’s board of directors meeting held on October 7, 2020 is attached as Exhibit 1.

No Offer or Solicitation

This Notice is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to a waiver therefrom.

Additional Information and where it can be found

In connection with the proposed business combination, TOTVS will file with the U.S. SEC all relevant materials as required by the required by applicable laws and regulations. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. All documents filed with the SEC that are related to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and also on the TOTVS investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice may contain forward-looking statements. Such statements are not historical facts, and are based on TOTVS’ management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements connected to the statement or payment of dividends, the implementation of the key operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends that could affect the Company’s financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Management and are subject to a number of risks and uncertainties. There is no guarantee that such expected events, trends or results will actually take place. Such statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

TOTVS S.A.
Corporate Taxpayer ID (CNPJ) 53.113.791/0001-22
Company Registry (NIRE) 35.300.153.171

MINUTES OF THE EXTRAORDINARY

BOARD OF DIRECTORS MEETING HELD ON OCTOBER 7, 2020

1.                   DATE, TIME AND VENUE: Held remotely on October 7, 2020, started at 8:00 a.m. suspended at 9:00 a.m. on the same date, and ended via email on October 10, 2020, pursuant to articles 17 and 28 of the Charter of the Board of Directors of TOTVS S.A. (hereinafter referred to as “TOTVS” or the “Company”).

2.                   PRESIDING BOARD: Chairman: Mr. Laércio José de Lucena Cosentino; Secretary: Téssie Massarão Andrade Simonato.

3.                   CALL NOTICE AND ATTENDANCE:  Call notice duly sent pursuant to article 18, paragraph 1 of TOTVS's Bylaws, and article 15 of the Board of Directors' Charter. All members of the Board of Directors (the “Board”) were present, namely: Messrs. Laércio José de Lucena Cosentino, Eduardo Mazzilli de Vassimon, Gilberto Mifano, Guilherme Stocco Filho, Mauro Rodrigues da Cunha, and Misses Maria Letícia de Freitas Costa and Sylvia de Souza Leão Wanderley. Mr. Dennis Herszkowicz, the CEO of TOTVS, was also present.

4.                  AGENDA: (I) Company’s projects update; (II) Extension of the proposal for a business combination with Linx S.A. (the “Proposal” and “Linx”) and the draft of the corresponding material fact; (III) Approval of the Protocol and Justification and its annexes of the merger of shares issued by Linx S.A. into Katrina Participações S.A. (“Katrina”), followed by the merger of Katrina into TOTVS; (IV) Issuance of reports by the Independent Auditors, and (V) Fundraising proposal.

5.                  RESOLUTIONS:

Starting the proceedings, the Chairman of the Board declared the meeting to be in session and informed the Board of the topics to be resolved as contained in the agenda.

5.I. Update on the Company's potential M&A projects:

The Board was updated on the main M&A projects.

5.II. Extend the time of effectiveness of the Proposal to Linx and the Draft of the corresponding notice of material fact:

The time extension of the proposal for a business combination with Linx to remain effective up to November 17, 2020 was discussed, as well as the draft of the material fact that, among other topics, discloses such extension to the public (“Material Fact”). Some adjustments were suggested, which were duly implemented by the Board of Executive Officers.

The Board unanimously approved with no reservations that the Proposal be extended to remain effective until November 17, 2020, having also approved the draft of the corresponding Material Fact to be disclosed.

5.III. Approval of the Protocol and Justification and its annexes on the Acquisition of Linx's Shares by Katrina, followed by the acquisition of Katrina by TOTVS (the “Protocol”):

The directors reviewed the Protocol draft and approved the Protocol unanimously and with no reservations, having also recommended that it shall be forwarded to the general meeting of shareholders of the Company at an appropriate time.

5.IV. Issuance of reports by the Independent Auditors:

In the context of the Proposal, the reports issued by the auditors Ernst & Young Auditores Independentes S/S (“EY”) and Deloitte Touche Tohmatsu Consultores LTDA (“DTT”) were submitted, namely: (i) an assurance report issued by the independent auditors with the pro forma financial information, pursuant to the standard known as Instruction 565 by CVM (CVM is the Brazilian Securities and Exchange Commission); (ii) an appraisal report of Linx's economic and financial position; (iii) an appraisal report of Katrina's Shareholders’ Equity on July 31, 2020; and (iv) Katrina's audited balance sheets.

5.V. Proposed Fundraising by the Company:

The material related to fundraising by the Company, with the objective of reinforcing the Company’s liquidity for the execution of investments in the scope of its corporate purpose in line with its medium and long-term strategies, was presented. The Board of Executive Officers presented the available alternatives aiming at the best rates and conditions for the Company. To that end, and with the favorable opinion of the Audit Committee, the Board approved that the Company raise funds in the amount of up to R$1,500,000,000 (one billion five hundred million Reais) with a first-tier financial institution, the conditions thereof were also approved herein.

6. APPROVAL AND SIGNING OF THE MINUTES: With no other matter to discuss, the Chairman called the meeting to a close. These minutes were read and approved, without reservations, by all those present. We certify that this is a free translation of the original minutes drawn up in the Company’s records.

São Paulo, October 7, 2020